SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005.

Or

☐ Transition report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to                      .

Commission file number

A.                                                    Full title of the plan and the address of the plan, if different from that of issuer named below:

RINKER MATERIALS CORPORATION PROFIT SHARING 401(k) PLAN

Tom Burmeister, Chief Financial Officer
Rinker Group Limited
c/o Rinker Materials  Corporation
1501 Belvedere Road
West Palm Beach, FL 33406
(800) 226-5521

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RINKER GROUP LIMITED

Level 8, Tower B
799 Pacific Highway
Chatswood, NSW 2067
Australia

INFORMATION FURNISHED WITH RESPECT TO THE PLAN

The following items are included in this Report:

I.              Financial Statements for the Plan consisting of:

1.                                       Report of Independent Registered Public Accounting Firm

2.                                       Financial Statements as of December 31, 2005 and 2004 and for the Years then ended

A.                                   Statements of Net Assets Available for Benefits

B.                                     Statements of Changes in Net Assets Available for Benefits

C.                                     Notes to Financial Statements

3.                                       Schedule of Assets (Held at End of Year)

II.                                     Other Information:

1.                                       Signatures

2.                                       Exhibit Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
  Rinker Materials Corporation Profit Sharing 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Rinker Materials Corporation Profit Sharing
401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
June 28, 2006

RINKER MATERIALS CORPORATION PROFIT SHARING 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
INVESTMENTS:
American Depositary Receipts—Rinker Group Limited	$22,161,095	$7,966,206
(Notes 1 and 5)
Common collective trusts	113,868,338	118,871,912
Registered investment companies	118,955,641	116,001,480
Participant loans	11,469,455	11,314,659

Total investments	266,454,529	254,154,257

CASH AND CASH EQUIVALENTS	749,776	12,505

RECEIVABLES:
Employer contributions	12,038,506	10,265,893
Participant contributions	215,957	147,917
Accrued interest	63,996	55,918

Total receivables	12,318,459	10,469,728

Total assets	279,522,764	264,636,490

LIABILITIES:
Excess contributions payable (Note 4)	403,242	358,303

NET ASSETS AVAILABLE FOR BENEFITS	$279,119,522	$264,278,187

See notes to financial statements.

RINKER MATERIALS CORPORATION PROFIT SHARING 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

ADDITIONS:
Contributions:
Employer contributions	$16,827,054	$14,614,421
Participant contributions	14,950,594	14,068,720
Total contributions	31,777,648	28,683,141

Investment income:
Net appreciation in fair value of investments	6,532,904	12,366,798
Dividends	10,642,676	6,965,959
Interest and other income	634,872	593,884
Net investment income	17,810,452	19,926,641

Total additions	49,588,100	48,609,782

DEDUCTIONS:
Benefits paid to participants	22,460,200	19,436,204
Professional fees and other expenses	84,617	8,364

Transfers (in)/out of Plan:
Transfer of funds to Rinker Materials Corporation 401(k)
Retirement Savings Plan	8,276	10,416
Transfer of funds to Coreslab Structures Inc. 401(k) Plan	8,606,422	—
Transfer of funds to Polypipe Inc. 401(k) Plan	3,587,250	—
Transfer of assets from Mid-Coast Concrete MBA
Retirement Savings Plan	—	(16,618)
Net Transfers (in)/out of Plan	12,201,948	(6,202)

Total deductions	34,746,765	19,438,366

INCREASE IN NET ASSETS	14,841,335	29,171,416

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	264,278,187	235,106,771
End of year	$279,119,522	$264,278,187

See notes to financial statements.

RINKER MATERIALS CORPORATION PROFIT SHARING 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.                      DESCRIPTION OF THE PLAN

The following brief description of the Rinker Materials Corporation Profit Sharing 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General—The Plan is a defined contribution plan with discretionary employer contributions to the profit sharing component and employer and employee contributions to the retirement savings component of the Plan. The Plan’s primary purpose is to provide benefits to employees not participating in other retirement plans to which the Plan sponsor, Rinker Materials Corporation and subsidiaries (the “Company”), makes current contributions. Merrill Lynch Trust Company FSB (“Merrill Lynch Trust”) is the trustee for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant, based on his or her election, will receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installments over a period not extending beyond the life expectancy of the participant and his or her beneficiary. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Contributions—Each year, participants may contribute a portion of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company contributes 50% of the first 6% of a participant’s deferral contribution, to the participant’s matching account. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. During 2005 and 2004, employer discretionary profit sharing contributions were $11,978,585 and $10,200,151, net of forfeitures of $350,000 and $909,358, respectively. These amounts were paid subsequent to year end. Participants may also contribute amounts representing distributions from qualified defined benefit plans or other defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and allocations of Company discretionary (profit sharing) contributions, participant forfeitures (if applicable) and Plan earnings, and charged with withdrawals and allocations of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their participant account balance into various investment options offered by the Plan. The Plan currently offers fourteen mutual funds and three common collective trusts as investment options for participants. Participants are also able to invest in a fund which is invested in American Depositary Receipts (“ADR”) representing ordinary shares of Rinker Group Limited (“RGL”). At December 31, 2004, each RGL ADR represented Ten (10) ordinary shares of RGL, and at December 31, 2005, each RGL ADR represented Five (5) ordinary shares of RGL. This occurred because effective as of April 27, 2005, the RGL ADR conversion ratio was changed. Thirty million ordinary shares of RGL (representing 3 million RGL ADRs) were registered for purchase by the Plan. The objective of this fund is to give the participants an opportunity to share in the ownership of RGL.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. The Company’s contribution portion of their accounts vests at 20%, 40%, 70%, and 100% after a participant provides two, three, four, and five years of service, respectively. A year of service is earned in each Plan year in which an employee completes at least 1,000 hours of service.

Participant Loans—Participants may borrow up to 50% of the current value of their vested account balance, not to exceed $50,000. The total outstanding balance on such loans at December 31, 2005 and 2004 was $11,469,455 and $11,314,659, respectively. Loan transactions are accounted for as a transfer between the investment funds and the loan fund. Loan terms range from 1—5 years unless used for the purchase of a primary residence, in which case the term of the loan may not exceed 10 years. The loans are secured by the balance in the participant’s account. Interest rates range from 5.0% to 10.50% and the interest paid on the loans is credited to the borrower’s account. Total interest income from these loans for the years ended December 31, 2005 and 2004 was $626,633 and $592,563, respectively.

Forfeitures—Forfeitures are either allocated to the remaining participants or are used to reduce future employer contributions. During 2005 and 2004, forfeitures of $1,306,447 and $1,000,134, respectively, were utilized to reduce employer contributions. Forfeitures of $380,508 and $915,077 were available to reduce future employer contributions as of December 31, 2005 and 2004, respectively.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments Valuation—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are recorded at the loan balance, which approximates fair value.

Income Recognition—Purchases and sales of securities are recorded on a trade-date basis. Gain or loss on sales of securities is based on specific identification, while unrealized gains and losses on investments are recognized daily based on fluctuations in market value. Both realized and unrealized gains and losses are included in the net appreciation of investments. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned and are not separately reflected. Consequently, certain management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses—Certain administrative expenses incurred by the Plan are paid from the Plan assets and are reflected in the accompanying Plan financial statements. Other administrative expenses of the Plan are paid by the Plan sponsor, as provided in the Plan document.

Benefit Payments—Benefit payments to participants are recorded upon distribution. Benefit payments requested by participants during December 2005 and 2004 and paid by the Plan subsequently were $427,965 and $0, respectively.

Transfer of Funds—Participants who are no longer eligible to participate in the Plan due to change in status of employment are eligible to participate in the Rinker Materials Corporation 401(k) Retirement Savings Plan (“Retirement Savings Plan”). In addition, participants who are no longer eligible to participate in the Retirement Savings Plan due to change in status of employment are eligible to participate in the Plan. For the years ended December 31, 2005 and 2004, $44,594 and $55,421 were transferred into the Plan from the Retirement Savings Plan, respectively. For the years ended December 31, 2005 and 2004, $52,870 and $65,837 were transferred out of the Plan and into the Retirement Savings Plan, respectively.

During the year ended December 31, 2004, the assets in the Mid-Coast Concrete MBA Retirement Savings Plan were transferred into the Plan. Subsequent to the completion of the transfers, all future contributions were governed in accordance with the provisions of the Plan.

During the year ended December 31, 2005, Rinker Materials Corporation divested of two core businesses, Hydro Conduit & Wilson Concrete Prestress Operations and Rinker Materials Polypipe, Inc. and Polypipe Liners, Inc. As a result of the divestments $8,606,422 and $3,587,250 of participant funds were transferred out of the Plan into the Coreslab Structures Inc. 401(k) Plan and into the Polypipe Inc. 401(k) Plan, respectively.

3.                      INVESTMENTS

The following table presents investments as of December 31, 2005 and 2004:

	2005	2004
American Depositary Receipts—Rinker Group Limited**	$22,161,095	$7,966,206
Common Collective Trusts:
Merrill Lynch Retirement Preservation Trust *	84,371,008	91,075,995
Merrill Lynch Equity Index Trust *	23,028,664	23,179,841
Merrill Lynch International Index Fund	6,468,666	4,616,076

	113,868,338	118,871,912

Registered investment companies:
AIM Premier Equity Fund	—	4,414
BlackRock Aurora Port Instl Class A *** [1]	—	15,042,323
BlackRock Aurora Port Instl Class I [1]	13,756,403	—
Calvert Income Fund	11,149,180	9,869,634
Davis New York Venture Class Y	9,343,563	7,646,884
Fidelity Advisor Equity Growth Fund Class T	—	5,353,044
Fidelity Advisor Equity Growth Fund Class A	5,769,379	—
Goldman Sachs Government Income Inst	25,899	—
Janus Fund	3,253,561	3,287,146
Merrill Lynch Basic Value Fund Class I	7,925,476	7,914,018
Merrill Lynch Bond Fund Class I	7,979,929	8,383,512
Oppenheimer Main Street Growth and Income Fund Class A ***	—	16,984,595
Oppenheimer Main Street Growth and Income Fund Class Y **	16,710,849	—
RS Partners Fund	48,045	—
Templeton Foreign Fund	—	5,537,406
Templeton Foreign Fund Advisor	6,889,078	—
Van Kampen Aggressive Growth Fund Class A	—	6,632,969
Van Kampen Aggressive Growth Fund Class I	7,204,224	—
Van Kampen ComStock Class A ***	—	26,735,201
Van Kampen ComStock Class I **	26,150,011	—
Van Kampen Emerging Growth Fund Class A	—	2,610,334
Van Kampen Emerging Growth Fund Class I	2,750,044	—

	118,955,641	116,001,480

Participant loans	11,469,455	11,314,659

Total investments	$266,454,529	$254,154,257

*                    Investment represents 5% or more of the Plan’s net assets as of both December 31, 2005 and 2004.

**             Investment represents 5% or more of the Plan’s net assets as of December 31, 2005.

***      Investment represents 5% or more of the Plan’s net assets as of December 31, 2004.

Net appreciation/depreciation in the fair value of investments is summarized as follows:

	Years Ended
	December 31,
	2005	2004
American Depositary Receipts—Rinker Group Limited	$5,302,319	$2,293,592
Common collective trusts	1,798,023	2,864,994
Registered investment companies:
AIM Premier Equity Fund	86	(233,640)
BlackRock Aurora Port Instl [1]	(1,978,410)	—
Calvert Income Fund	(163,366)	(83,660)
Davis New York Venture Class Y	780,529	534,541
Dreyfus Premier Balanced Fund Class A	—	(14,334)
Fidelity Advisor Equity Growth Fund	294,666	163,277
Goldman Sachs Government Income Inst	106	—
Janus Fund	113,309	156,114
Merrill Lynch Basic Value Fund Class I	(196,884)	304,258
Merrill Lynch Bond Fund	(170,837)	28,174
Oppenheimer Main Street Growth and Income Fund	688,307	1,293,150
Oppenheimer Quest Opportunity Value Fund	—	424,638
RS Partners Fund	(7,360)	—
State Street Research Aurora Fund	—	639,706
Templeton Foreign Fund	223,597	797,683
Van Kampen Aggressive Growth Fund	690,082	844,033
Van Kampen ComStock	(1,013,066)	2,181,637
Van Kampen Emerging Growth Fund	171,803	172,635

Net appreciation in fair value of investments	$6,532,904	$12,366,798

1           The parent company of State Street Research has been acquired, effective January 31, 2005, by the parent company of BlackRock Advisors. As a result, the State Street Research Aurora Fund was renamed the BlackRock Aurora Portfolio.

4.                      TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company, by letter dated January 22, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan is designed and currently operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan was not in compliance with certain IRS nondiscrimination tests for the Plan years ended December 31, 2005 and 2004. The noncompliance was corrected through a refund of the excess 401(k) contributions contributed by “highly compensated” individuals. Such refunds are reflected in the financial statements as excess contributions payable.

5.       EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets are invested in investment funds administered by Merrill Lynch, Pierce, Fenner & Smith (“Merrill Lynch”)with a total value of $129,773,743 and $135,169,442 at December 31, 2005 and 2004, respectively. Merrill Lynch Trust is the trustee of the Plan and is related to Merrill Lynch and, therefore, these transactions qualify as exempt party-in-interest transactions. Income related to these balances is received from each investment fund. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each fund. However, certain other administrative expenses of the Plan are paid by the Company.

At December 31, 2005 and 2004, the Plan, held 369,044 and 95,898 RGL ADRs with a fair value of $22,161,095 and $7,966,206, respectively. During the years ended December 31, 2005 and 2004, the Plan recorded dividend income attributable to RGL ADRs of $193,811 and $64,631, respectively.

6.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

7.                      SUBSEQUENT EVENTS

During the plan year ended December 31, 2005, Rinker Materials Corporation acquired Carder Concrete Products, Co. in an asset acquisition. As a result of the acquisition, in March 2006, $1,517,799 of participant funds was transferred into the Plan.

Subsequent to the year ended December 31, 2005, Rinker Materials Corporation acquired Keys Concrete Products Co. in an asset acquisition. As a result of the acquisition, in June 2006, $1,738,795 of participant funds was transferred into the Plan.

******

RINKER MATERIALS CORPORATION PROFIT SHARING 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

		(c) Description of Investment, Including
	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e) Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	(d) Cost	Value

*	American Depositary Receipts—Rinker Group Limited	Company ADR	**	$22,161,095
*	Merrill Lynch Retirement Preservation Trust	Common Collective Trust	**	84,371,008
*	Merrill Lynch Equity Index Trust	Common Collective Trust	**	23,028,664
*	Merrill Lynch International Index Fund	Common Collective Trust	**	6,468,666
	BlackRock Aurora Port Instl Class I [1]	Registered Investment Company	**	13,756,403
	Calvert Income Fund	Registered Investment Company	**	11,149,180
	Davis New York Venture Class Y	Registered Investment Company	**	9,343,563
	Fidelity Advisor Equity Growth Fund A	Registered Investment Company	**	5,769,379
	Goldman Sachs Government Income Inst	Registered Investment Company	**	25,899
	Janus Fund	Registered Investment Company	**	3,253,561
*	Merrill Lynch Basic Value Fund Class I	Registered Investment Company	**	7,925,476
*	Merrill Lynch Bond Fund Class I	Registered Investment Company	**	7,979,929
	Oppenheimer Main Street Growth and Income Fund Class Y	Registered Investment Company	**	16,710,849
	RS Partners Fund	Registered Investment Company	**	48,045
	Templeton Foreign Fund Advisors	Registered Investment Company	**	6,889,078
	Van Kampen Aggressive Growth Fund Class I	Registered Investment Company	**	7,204,224
	Van Kampen ComStock Class I	Registered Investment Company	**	26,150,011
	Van Kampen Emerging Growth Fund Class I	Registered Investment Company	**	2,750,044
*	Participant Loans	Collateral—participants’ vested accrued benefits, rates of 5.0% to 10.50%, maturing 1–10 years	**	11,469,455

				$266,454,529

*                    Party-in-interest.

**             Cost information is not required for participant-directed investments and, therefore, is not included.

1                      The parent company of State Street Research has been acquired, effective January 31, 2005, by the parent company of BlackRock Advisors. As a result, the State Street Research Aurora Fund was renamed the BlackRock Aurora Portfolio.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RINKER MATERIALS CORPORATION
PROFIT SHARING 401(k) PLAN

By:	/s/ Ira Fialkow
	Name:	Ira Fialkow
	Title:	Vice President,
Rinker Materials Corporation

EXHIBIT INDEX

Exhibit 23: Consent of Independent Registered Public Accounting Firm